Exhibit 1.3

Ross Systems Customer Michael Angelo’s to Present Case Study on Food Safety and Traceability at Food Safety World Conference & Expo 2006

Italian Gourmet Food Manufacturer to Discuss Successful Technology Implementations and Best Practices for Automating the Food Supply Chain from Factory to Fork

WHAT: At the Food Safety World Conference & Expo, March 8-10 in Washington D.C., Michael Angelo’s Gourmet Foods, a customer of Ross Systems, Inc. (“Ross”), a global provider of enterprise software solutions and a division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), will present in a food safety panel entitled, “Closing the Data Gap: Reaping Food Safety Dividends with Traceability and IT Systems.” The session includes several case studies from leading food manufacturers to illustrate the benefits of automating traceability from both a food safety and food defense standpoint.

Anass Bennani, information systems manager of Michael Angelo’s, a premium Italian cuisine manufacturer, will present a case study focused on ensuring traceability and quality control from “Factory to Fork and Back.” Some of the key issues addressed in his session will include:
• Using information technology to automate supply chain traceability
• How to achieve greater production efficiencies while protecting your brand
• Maintaining consistent product quality and minimizing costly rework
• Reducing the costs and scope of recalls

In addition, Ross representatives will be on hand to demonstrate the company’s ERP solution at booth #500. Ross can further discuss some of the successes with Michael Angelo’s as well as other food and beverage customers.

WHERE: Food Safety World Conference & Expo 2006

Wardman Park Marriott Hotel, Washington D.C.

http://www.foodsafetyworldexpo.com/index.html

WHEN: Thursday, March 9, 2006, 8:30 a.m. – 10:30 a.m. ET

ABOUT MICHAEL ANGELO’S:
Michael Angelo’s Gourmet Foods, headquartered in Austin, Texas, is a leading manufacturer of premium frozen and refrigerated products. The business was started in 1982 by Sara Agnello and her son Michael, selling four family-recipe favorites: Lasagna, stuffed shells, eggplant parmesan and manicotti. Before long, Michael Angelo’s was being sold in discount stores like Sam’s and in major supermarket chains. Today, the Michael Angelo’s product lines include a variety of Italian entrees, calzones, stuffed pastas, sauces and desserts.

ABOUT ROSS:
Ross Systems, Inc., a software unit of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide. For more information about CDC Corporation, please visit the website www.cdcsoftware.com.

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Michelle Tank
Marketing Communications Manager
Ross Systems
+1 678.259.8639
michelletank@rossinc.com
Ross Systems. Focused. Proven. Better.